FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                           For the month of April 2008
                                  30 April 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No.333-08246) and Form F-3/S-3 (SEC File No.333-106837) filed by the Registrant under the Securities Act of 1933.



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky Broadcasting Group plc announcing LTIP Grant released on 30 April 2008



                       British Sky Broadcasting Group plc
                                (the "Company")

The Company announces that it received notification today from Andrew Griffith, Chief Financial Officer of the Company, that an award has been made to him today under the Company's Long Term Incentive Plan, over 125,000 shares, at a nil cost per ordinary share. Following this award, Andrew Griffith has a conditional interest in 400,000 shares at a nil cost per ordinary share under the Company's Long Term Incentive Plan. These awards will vest in full on 3 August 2009, provided that certain performance criteria are satisfied.


Enquiries:

Alex Jones
Assistant Company Secretary
Telephone: +44 (0)20 7705 3081



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 30 April 2008                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary